

TCC Newsletter

Volume III   **July 2008**

MESSAGE FROM BILL ENLOE, CHIEF EXECUTIVE OFFICER

As recent news highlights, 2008 has brought difficult times to many financial service companies. The national economy continues to be strained. In some areas, real estate values have decreased and foreclosures have increased; in most areas real estate continues to be slow. Trinity Capital Corporation (TCC) and Los Alamos National Bank (LANB) did not engage in sub-prime lending, have limited non-traditional loans and have no structured debt instruments. The financial services companies that have taken significant losses or have failed, were heavily involved in these types of loans. The difficulties experienced at these institutions, including FannieMae, FreddieMac, and IndyMac, do not affect the financial condition of LANB or TCC. They may affect the availability of these traditional sources to sell our mortgage loans, but LANB has alternative buyers and new buyers will likely emerge to fill any voids.



"We have maintained strong returns to our shareholders."
- Bill Enloe

LANB has always included a thorough analysis of our credits in the underwriting process. The result is that our earnings have held up even in a difficult environment. In a time when many of our competitors and those in our industry are seeing losses or significant decreases in income and profitability, we have maintained strong returns to our shareholders. In the first six months of 2008, our unaudited earnings were $5.581 million in net income ($0.86 diluted earnings per share), compared to $6.321 million in the first six months of 2007 ($0.96 diluted earnings per share). The decrease in earnings is primarily due to a squeeze on our net interest margin (the difference between what we pay on deposits and what we earn on loans) and an increase operating expenses without the same level of loan demand. TCC's size has remained stable with over $1.4 billion in assets.

TCC and LANB are fortunate to be located in Northern New Mexico as the local and state economies are much stronger than the national economy. Funding for the Laboratory was recently restored by the Senate and is expected to see a small increase for the 2008-2009 budget year. However, the local real estate market continues to be soft. We have seen a slight increase from our historical levels of past-due loans and foreclosures. We continue to monitor these trends and we are taking aggressive action to mitigate any losses. These conditions, as well as the regulatory affects from the national economic environment, create challenging conditions. LANB and TCC appreciate the continued support of our stockholders and customers which allows us to provide strong returns and excellent customer service.

FINANCIAL RESULTS UPDATE



Net Income by Quarter (in Thousands)

Trinity Capital Corporation's unaudited net income for the first six months of 2008 was $5.581 million or $0.86 diluted earnings per share, compared to $6.321 million or $0.96 diluted earnings per share for the first six months of 2007, a decrease of $740 thousand in net income and a decrease of $0.10 in diluted earnings per share.

Additional information and our quarterly reports are available on our website at www.lanb.com/tcc or on the SEC's website at www.sec.gov.



DIVIDENDS

Trinity Capital Corporation paid $0.40 per share in dividends on July 11, 2008. This represents an increase of $0.05 per share or 12.5% from July 2007.



WHAT'S NEW AT TCC?

EXPANDED BUSINESS BANKING SERVICES

Los Alamos National Bank is pleased to announce the addition of Quick Deposit to our suite of business products. Quick Deposit, along with Merchant Processing, Business Credit and Debit Cards, Sweep Transfers, Positive Pay and Account Reconciliation create a better way to help run an efficient business.

With Quick Deposit, all you need is a PC, an internet connection, and a check scanner provided by LANB. Rather than a trip to the bank to deposit checks, you scan them, create a digital deposit and send it to us via an encrypted internet connection. When we receive the file, we post the deposit to your account, giving you faster access to your funds and saving you time and money.

If you are interested in any of our Business Banking Services, please contact Shane Askew at (505) 663-3898 or shanea@lanb.com.

E-PROXY AND ANNUAL MEETING RESULTS

Trinity Capital Corporation implemented e-Proxy to deliver its 2008 Annual Meeting Materials. TCC chose to be on the leading edge of public companies employing this delivery mechanism to reduce both waste and costs associated with printing and mailing the materials. The success of this process was shown in the 81% of all outstanding shares which voted.

The results of the election of directors and ratification of the independent accounting firm were as follows:

> Jerry Kindsfather—76% in favor
> Steve W. Wells—78% in favor
> Robert P. Worcester—75% in favor
> Moss Adams, LLP—79% in favor

At TCC's Organizational Meeting in June, the Board of Directors elected Robert P. Worcester to Chair and Stanley D. Primak to Vice-Chair. Steve W. Wells continues as Secretary.

TCC CONTACTS







For questions or more information, please contact the TCC Stock Representatives:

Danette Clark
(505) 662-1036
danette@lanb.com

Ada Beth Carothers
(505) 662-1099
adabethc@lanb.com



TCC's Webpage—Annual Reports


TCC > Annual Reports - Windows Internet Explorer
http://www.lanb.com/tcc/annual.asp
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Copyright 2008 © Trinity Capital Corporation
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TCC Annual Report Page

The Annual Report page, shown above, contains the most recent Annual Report, Proxy Statement and Presentation from the Annual Meeting. Materials from previous years' annual meetings is available as well. We were pleased to provide e-Proxy delivery of these materials and internet voting beginning this year.

Common Questions Received from the TCC Stock Office

Buying or Selling Stock in Other Companies: Our TCC Stock Representatives serve only as transfer agents for Trinity Capital Corporation stock. If you are interested in purchasing or selling stock in other companies, you can contact Eric Loucks in LANB's Los Alamos Trust Department Office or Don Kirby in LANB's Santa Fe Trust Department Office.

TCC Stock: The TCC Stock page on our website contains historical information regarding the stock prices reported on TCC stock transactions and dividends paid by TCC. There may be transactions excluded because our stock office was not informed of the sale price. TCC Stock Representatives update the price of the Last Reported Sale at the close of each business day during which stock was traded. Trinity Capital Corporation is not a listed stock and does not have a CUSIP number.

Locations and Contact Information

Los Alamos National Bank
Web: www.lanb.com

Los Alamos
1200 Trinity Drive
Los Alamos, NM 87544
Phone: 505-662-5171
Email: lanb@lanb.com

White Rock
77 Rover Blvd
Los Alamos, NM 87544
Phone: 505-672-3853

Santa Fe Downtown
301 Griffin Street
Santa Fe, NM 87501
Phone: 505-954-5400

Santa Fe Galisteo
2009 Galisteo Street
Santa Fe, NM 87505
Phone: 505-988-3200
Fax: 505-988-3222

Coming soon…
Santa Fe Cerrillos Road
South Cerrillos Road at Vegas Verdes
Santa Fe, New Mexico

Trinity Capital Corporation
Web: www.lanb.com/tcc/index.asp
1200 Trinity Drive
Los Alamos, NM 87544
Phone: 505-662-1026
Fax: 505-662-1092
Email: tcc@lanb.com

Title Guaranty & Insurance Co.
Web: www.titleguarantynm.com

Los Alamos
1200 Trinity Drive
Los Alamos, NM 87544
Email: tg@titleguarantynm.com
Phone: 505-662-5586
Fax: 505-662-6891

Santa Fe Downtown
301 Griffin Street
Santa Fe, NM 87501
Phone: 505-954-5480
Fax: 505-954-5498
Email: sftg@titleguarantynm.com



Mission
Exceed the expectations of our customers, employees and investors.

Coming soon…
Los Alamos National Bank's Cerrillos Road Office



CERRILLOS ROAD
RETAIL
One Story
LEASE SPACE
14,700 SF
29,100 GSF Total Building
171 Total Parking Spaces
LOS ALAMOS
NATIONAL BANK
Two Story
14,400 SF
15' LANDSCAPE BUFFER
Los Alamos National Bank
Cerrillos Road Office
SITE PLAN DIAGRAM
SMPC Architects
05.14.08

We have been busy getting the final plans and specifications ready for our new Cerrillos Road Office. We anticipate beginning construction in September 2008 and completing the office and opening for business in the early 2009.

The office will be a two-story building providing full banking services. The facility will be approximately 14,000 square feet with five drive-up lanes. The remaining portion of the site will be sub-leased to additional tenants.

